Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

04046822

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

Our Ref: LB/CS/24/3

SUPPL

Your Ref: 82-2782

8 December 2004

Dear Sirs

RE: Stock Exchange Announcement

Please find attached copies of the following two stock exchange announcements issued on behalf of Kelda Group plc with effect from 8 December 2004.

- Interim Results Announcement for six months ended 30 September 2004
- Notification of Interest of Directors and connected persons.

These announcements are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

dlw 12/21

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

KELDA GROUP PLC

Interim Results Announcement
for the six months ended 30 September 2004

HIGHLIGHTS

- Group turnover from continuing operations increased 5.5% to £378.6m.
- Group operating profit from continuing operations increased 5.2% to £153.6m.
- Group profit before taxation and exceptional items increased 8.2% to £107.9m.
- Adjusted earnings per share (excluding deferred tax) increased 15.3% to 25.6p.
- Interim dividend increased 3.0% to 8.34p (2003: 8.10p).
- Continued good performance from Yorkshire Water; profit growth driven by higher turnover and further efficiency gains.
- Continued growth in UK Service Operations; preferred bidder for waste water contract with Dwr Cymru.
- Yorkshire Water accepts Ofwat's price determination.

KEY FIGURES

	2004	2003	Increase
Group turnover from continuing operations	**£378.6m**	£358.8m	5.5%
Group operating profit from continuing operations	**£153.6m**	£146.0m	5.2%
Profit before taxation and exceptional items	**£107.9m**	£99.7m	8.2%
Adjusted earnings per share (excluding deferred tax)	**25.6p**	22.2p	15.3%
Interim dividend per share	**8.34p**	8.10p	3.0%

Commenting on the results, Kelda Chairman John Napier said:

"The company has made a good start to the year and we are seeing the continuing benefits of our focus strategy on water and waste water, with further efficiency gains at Yorkshire Water and clear growth in our non-regulated business. Following the clarity provided by the price determinations during the period for Yorkshire Water and Aquarion, we expect to maintain and improve our performance over the longer term".

For further information contact-

8 December	**Martin Towers, Kelda Group**	**020 7568 2128**
	David Trenchard, Tulchan Communications	**020 7353 4200**
After 8 December	**Rob Salmon, Director of Corporate Affairs**	**01274 692 639**

A copy of this interim results announcement will be available on the Kelda Group website from 8 am this morning at www.keldagroup.com

CHAIRMAN'S STATEMENT

The company has made a good start to the year with Group operating profit from continuing operations up 5.2% and Group profit before taxation and exceptional items up 8.2% compared to last year. Adjusted earnings per share (excluding deferred tax) increased by 15.3%. The main comparator adjustments relate to the prior year profit on the sale of our WRG interests and WRG's own sales and profit contribution, with the shareholding in that company sold in August 2003. The strong EPS growth is due to increased profit, a prior year tax credit, and the reduced shareholder base following the 4.4% share buyback financed from the WRG sale proceeds.

The main source of profit gain was a strong performance from Yorkshire Water with continuing improvements in operating and capital costs and revenue growth from the Interim Price Determination awarded in 2002. Aquarion results were largely unchanged year on year in dollar terms but were down in sterling principally due to exchange translation with the weaker USA dollar and sales adverse due to high summer rainfall. The smaller UK Service Operations reported a strong performance, with a first time contribution from the MoD Aquatrine 'A' water and waste water contract with the Ministry of Defence, as did the KeyLand property business.

The financial and balance sheet position of the company remains strong with gearing at 49%. External agency ratings have improved slightly, which is welcome. The Board has approved an interim dividend of 8.34p, a 3% increase over the prior period.

In Yorkshire Water the drive to increase efficiency, reduce costs and improve compliance standards and service levels has been well maintained. We continue to rank highly in the service level ratings and have gained Ofwat's recognition as one of the most efficient operators in the industry over the course of the current regulatory determination, gaining four Band 'A' ratings, a unique industry achievement. We have been able to produce improved results for shareholders and long terms gains for customers.

Progress towards our explicit goal of being the most efficient company in the industry after taking cost and service into account, has helped us achieve an acceptable and balanced determination with Ofwat for the period commencing April 2005. The determination recognises our positive achievements, allows a small increase in rates of return, offers lower comparable rates of price increase to customers, maintains incentives and, importantly, gives us the capacity to finance the new investment needed to maintain and improve quality, service and environmental standards.

We have spoken often of the benefits of our focus strategy on water and waste water. This has helped us deliver improved performance, effective partnership working with key contractors and suppliers and with the workforce at all levels. This has involved looking at new ways of working and better aligning resources with customer service and stakeholder performance requirements. Importantly our focus strategy also facilitates our collective efforts to get all staff and external partners to share a common set of priority and performance goals.

In the USA we continue to make progress with the Kelda culture, with operating performance continuing to improve. Overall results in sterling were, however, down 13%, of which 11% is due to exchange translations with a weaker USA dollar. Recent State regulatory settlements in the USA, based on an allowed rate of return have trended downwards. This makes the delivery of planned efficiency gains, operating cost and expenses savings more critical. The objective is to ensure returns can be increased to at least the allowed level, although current and expected earnings remain EPS enhancing.

The performance of the smaller support operations comprising UK Service Operations, largely reflect management factors. The customer support operation, Loop, is being re-focussed to areas of its key excellence in support service with benefits expected to arise in 2005/6. Yorkshire Water Projects had an excellent 6 months. It settled in the large Aquatrine MoD contract and was nominated as preferred bidder for an important waste water contract within Welsh Water which is due to commence in April 2005. Based on current progress Yorkshire Water Projects has the potential to become a more significant division in its own right. The KeyLand property business also performed well.

Kelda continues to play a key role on environmental and community issues within the communities we serve. All our outputs and services have direct and indirect positive environmental impacts or negatives, where we have service failures. Improving compliance standards and investment in upgrading river and bathing water quality are an essential part of a total environmental focus that includes co-ordinating a number of wider issues from land management, access and recreation to conservation. This is achieved through an independently chaired Environmental Group whose interest and support is both welcome and essential to our improved delivery of wider environmental outputs. On community matters we continue to encourage our staff to support a wide range of community volunteer issues and agendas taking the lead in some important health and recreation issues particularly within primary schools.

The issue of corporate governance continues to engage opinion. Within Kelda we have progressed to a formal review of the effectiveness of the Board including the use of a written appraisal process. We have previously developed a separate Corporate Responsibility section in the Annual Report and look forward to the inclusion of the Operating and Financial Review, although we expect this to link with important elements of our existing Executive Management and Financial Reports. The age and service profile of existing Non-Executive Directors require that two new Non-Executive Directors will need to be appointed during next year.

In summary the Board and Executive Management Team believe that the company continues to progress well. It has achieved a reasonable and acceptable price determination for 2005 onwards, and will continue to remain focused. We do not however take our progress for granted and have extended and reinforced our approach, namely, that the success of the company reflects the commitment of staff at all levels, including all external contract partners and support agencies, to work cohesively, seeking better ways of working to meet customer and stakeholder expectations. We expect to maintain and improve our performance.

CHIEF EXECUTIVE'S REVIEW

Group financial performance

The group has made further steady progress during this period, sustained by a strong financial platform and a focused strategy.

Excluding associates, group turnover from continuing operations increased by 5.5% to £378.6m (2003: £358.8m), with operating profit from continuing operations increasing by 5.2% to £153.6m (2003:£146.0m). Share of associates' turnover amounted to £21.7m (2003: £82.7m), with operating profit, excluding exceptional items, of £3.0m (2003: £8.2m). The current period results do not include a comparable figure for WRG, with the shareholding in that company sold in August 2003.

The improved results are again primarily attributable to Yorkshire Water. The second year of the interim price determination allowed in April 2003 has increased turnover to £316.2m (2003: £300.7m) and operating profit to £136.9m (2003:£127.5m).

Net interest payable of £48.7m (2003: £54.5m) benefited from not having a comparable figure for the WRG interest cost of £4.4m consolidated last year. Group interest cover in this period was a healthy 3.2 times.

In summary, group profit before taxation of £107.9m compares with £114.3m in the comparable period which included a net exceptional profit of £14.6m.

Taxation

The group's taxation charge of £15.4 m (2003: £17.9m) has been calculated by considering the expected effective rate for the full year and includes a prior year current tax credit of £4.9m (2003: £nil).

Excluding the prior year credit the effective rate of tax is 19%, the majority of which relates to current taxation.

Earnings per share

Basic earnings per share of 25.0p (2003: 24.9p) does not benefit, as the comparable period does, from the net exceptional credit. Adjusted EPS excluding exceptional items and deferred tax is 25.6p (2003: 22.2p), a 15.3% increase.

Interim dividend

An interim dividend of 8.34p per share (2003: 8.10p) will be paid on 25 February 2005 to shareholders on the register on 21 January 2005, a 3% increase in line with inflation. The full cost of the dividend will be met by Yorkshire Water.

Balance Sheet

Group net debt at 30 September 2004 of £1,682.2m was little changed from £1,705.8m at 31 March 2004. However, borrowing levels typically increase during the second half of the financial year owing to the timing of dividend payments and water bill receipts.

During this period the net inflow from operating activities was £250.7m (2003: £244.4m) helping to finance capital expenditure of £171.7m (2003: £156.7m). Net interest payments on the group's debt were £56.8m (2003: £61.3m).

At 30 September 2004, balance sheet gearing was 49%. With this low level of gearing by industry standards, the group remains soundly financed. In October, in a positive development, the ratings agency Moody's changed the A3 outlook for the long term debt rating of the parent company to stable from negative.

The group will adopt International Financial Reporting Standards (IFRS) from 1 April 2005 and the necessary preparatory work for this transition is substantially complete. An explanation of the changes resulting from reporting under IFRS compared with UK GAAP will be provided in due course.

Yorkshire Water

Turnover increased by 5.2% to £316.2m (2003: £300.7m) following the interim price determination set in 2003. Operating profit increased by 7.4% to £136.9m (2003: £127.5m).

The company remains on target to deliver £115m of operating cost and 12% of capital cost out-performance in the current price determination period.

Yorkshire Water further improved its overall service to customers during the year, with its highest ever points score and ranking in fourth place in Ofwat's Levels of Service 2003-04 report which monitors water company performance across a range of customer service, security of supply and environmental impact measures. Drinking water quality in the region is at its best ever at 99.95% compliance and the company has again out-performed Ofwat's leakage target.

Yorkshire Water also performed well in its customer relationship management, according to Ofwat, with 100% of billing contacts answered within five working days and 99.8% of written complaints answered within the ten day limit set by Ofwat.

The company continues to improve customer service levels and over the last six months has introduced a new method of rehabilitating water mains which has reduced the length of planned shut-off times from 36 hours to just 12 hours.

As well as service level improvement, Ofwat recognised Yorkshire Water as the UK's most efficient water and sewerage company during the period. Ofwat's final determination awarded the company four 'Band A' ratings for water and waste water capital and operating cost efficiency, a unique industry achievement.

Yorkshire Water's strong record for efficiency allowed it to propose a business plan to Ofwat for the 2005 to 2010 price period which sought to strike a fair balance between improving and maintaining high levels of service and keeping bills affordable for customers.

The final determination issued on 2 December 2004 is close to the business plan submission, with average household bills in Yorkshire projected to rise by £45 to £288 excluding inflation over the next five years. The new five year investment plan will allow the company to further improve the quality of drinking and river water and to reduce incidents of sewer flooding.

In preparation for the new investment period 2005 to 2010, Yorkshire Water has selected its preferred bidders for the capital and repair and maintenance programme during the half year. Four service partners were selected from an initial pool of 20 potential consortia. Each of the four service partners has strong roots in the Yorkshire region and will help deliver the continuing efficiency and customer service improvements sought by the business over the next five years.

Yorkshire Water and its service partners are already making significant progress in meeting the company's legal and regulatory targets for environmental performance. The Environment Agency's 'Spotlight on Business Environmental Performance' published in July, showed that Yorkshire Water has achieved 100% compliance for the quality of waste water released from its waste water treatment works into rivers and becks and almost half of Yorkshire's beaches have been recommended by the Marine Conservation Society in its 2004 Good Beach Guide following significant East Coast investment by the company in sewerage treatment facilities.

Yorkshire Water has also made further progress towards its vision of creating a great place to work for its people. Yorkshire Water was voted 'Best Newcomer' in the Race for Opportunity Index, a national study benchmarking the performance of UK companies on race. The award places Yorkshire Water top of the utilities sector for its diversity strategy and the creation of a new 'Open To All' recruitment brand.

In further recognition of its progress on diversity, Yorkshire Water was also presented with a special employer award for its efforts in aiming to attract employees of all ages into its business becoming one of the first 100 'Age Positive' employer champions in the UK.

The company received further recognition during the half year for the active role it plays in society, ranking among the top 100 UK companies for corporate social responsibility in Business in the Community's Index of Corporate Social Engagement. The company's Cool Schools initiative, which over the past two years has seen the installation of more than 500 free water coolers in local primary schools, was acknowledged by Government as an exemplary initiative in delivering real benefits to children. The initiative was launched in 2002 to promote the availability of tap water in schools as a means of improving children's physical and mental wellbeing.

As the region's largest landowner with stewardship of over 72,000 acres, Yorkshire Water continues to be committed to opening up countryside to walkers while minimising the disruption for those who live and work in rural areas.

Aquarion

Turnover decreased to £48.6m from £51.1m in the comparable period last year and operating profit of £17.1m compares with £19.6m last year. The major influence upon these results is the weakness of the dollar with the results on translation into sterling being reported in this period converted at $1.81 by comparison with $1.62 in the comparative period. The underlying results in dollar terms were largely unchanged year on year.

The regulated water business that represents 83% of turnover experienced another wet summer as last year. Aquarion Services increased turnover whilst reporting a modest loss. Safety Valve, selling the company's service line protection plan, continues to report improved earnings from significant sales growth.

In October the Connecticut rate case was determined. This was based on significant capital investment made by Aquarion since the last price determination in 1996. The return on equity was set below expectations at 9.75%. Aquarion management remains committed to achieving internal efficiencies and cost savings with a view to increasing its rate of return on equity from the current position.

Aquarion management launched several best practice initiatives to improve business performance during the period. Of primary importance is the NextGen IT programme being undertaken in consultation with Yorkshire Water.

UK Service Operations

Yorkshire Water Projects

Yorkshire Water Projects turnover, including their share of associates and joint ventures, is £22.2m (2003: £5.3m).

This period includes the first full six months of contribution from the Aquatrine A water and waste water contract for the Ministry of Defence. Initial progress is encouraging with turnover in line with expectations and positive contribution to earnings.

During the first half, the company was named preferred bidder for the waste water south contract for Dwr Cymru (Welsh Water). Under the terms of the 15 year contract, the business will operate and maintain 570 waste water treatment works and a 13,000km sewer network serving all of Dwr Cymru's 2.1 million customers in the south Wales area. When formally signed, the contract will begin in April 2005 with anticipated annual turnover approaching £50m.

Loop Customer Management

Turnover increased to £10.1m in the period (2003: £9.1m), including £1.7m (2003: £0.9m) from external contracts. A review of the business during the period is expected to provide the basis for further cost effective service improvements to Yorkshire Water, Loop's major customer, whilst facilitating a focused development of external business around smaller profitable accounts only. The financial benefits to Kelda stemming from this review are expected to be realised in 2005/06.

KeyLand

Turnover for the first half at £8.0m (2003: £1.3m) and operating profit at £2.2m (2003: £0.6m) were significantly ahead of last year. These increases resulted from the development and steady disposal of surplus group property assets combined with a significant contribution on the completion of the residential development within the Whitehall Landing joint venture at Whitby.

Further sales of development stock and a supplementary receipt following planning on a previously owned property are expected to underpin the second half results.

Independent review report to Kelda Group plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2004 which comprises the Group Profit and Loss Account, Group Balance Sheet, Statement of Group Total Recognised Gains and Losses, Group Cash Flow Statement, Analysis of Movement in Net Debt and the related notes 1 to 10. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

Ernst & Young LLP
Leeds
8 December 2004

Group profit and loss account

	Note	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 £m	Year ended 31 March 2004 £m
Turnover: group and share of associates and joint ventures	2	**400.3**	445.0	822.6
Share of associates' and joint ventures' turnover		**(21.7)**	(82.7)	(97.1)
Group turnover		**378.6**	362.3	725.5
Continuing operations		**378.6**	358.8	722.2
Discontinued operations		**-**	3.5	3.3
Group operating profit		**153.6**	146.0	284.0
Continuing operations		**153.6**	146.0	284.0
Discontinued operations		**-**	-	-
Share of associates' and joint ventures' operating profit		**3.0**	8.2	10.7
Share of associates' exceptional items		**-**	(2.5)	(2.5)
Operating profit: group and share of associates And joint ventures	2	**156.6**	151.7	292.2
Exceptional items	3	**-**	17.1	17.1
Profit on ordinary activities before interest		**156.6**	168.8	309.3
Net interest payable - group		**(46.9)**	(48.8)	(95.7)
- associates' and joint ventures'		**(1.8)**	(5.7)	(7.4)
Profit on ordinary activities before taxation		**107.9**	114.3	206.2
Taxation on profit on ordinary activities				
- current taxation	5	**(12.7)**	(13.8)	(14.7)
- deferred tax	6	**(2.3)**	(4.1)	(10.9)
- share of associates' and joint ventures' tax	5	**(0.4)**	-	0.1
Profit on ordinary activities after taxation		**92.5**	96.4	180.7
Equity minority interests		**-**	(0.1)	(0.1)
Profit attributable to shareholders		**92.5**	96.3	180.6
Dividends		**(30.8)**	(31.1)	(100.3)
Retained profit for the period		**61.7**	65.2	80.3
Basic earnings per share	8	**25.0p**	24.9p	47.1p
Adjusted earnings per share	8	**25.0p**	21.1p	43.3p
Adjusted earnings per share (excluding deferred tax)	8	**25.6p**	22.2p	46.2p
Diluted earnings per share	8	**24.9p**	24.8p	47.0p
Dividends per share		**8.34p**	8.10p	26.83p

Group balance sheet

	Note	At 30 September 2004 £m	At 30 September 2003 (restated) £m	At 31 March 2004 (restated) £m
Fixed assets				
Intangible assets		**243.8**	243.7	244.1
Tangible assets		**3,803.9**	3,646.5	3,719.7
Investments in associated undertakings and joint ventures		**17.2**	13.7	15.5
		4,064.9	3,903.9	3,979.3
Current assets				
Stocks		**0.7**	2.0	0.8
Debtors		**184.2**	202.1	202.4
Cash and short term deposits		**282.5**	443.4	282.0
		467.4	647.5	485.2
Creditors: amounts falling due within one year		**(390.4)**	(384.6)	(370.8)
Net current assets		**77.0**	262.9	114.4
Total assets less current liabilities		**4,141.9**	4,166.8	4,093.7
Creditors: amounts falling due after more than one year		**(2,166.7)**	(2,215.2)	(2,184.1)
Provisions for liabilities and charges				
- deferred tax	7	**(194.4)**	(186.3)	(191.8)
- other		**(3.1)**	(3.4)	(2.9)
Net assets		**1,777.7**	1,761.9	1,714.9
Equity shareholders' funds	10	**1,777.1**	1,761.3	1,714.3
Non-equity minority interests		**0.6**	0.6	0.6
Capital employed		**1,777.7**	1,761.9	1,714.9

Statement of group total recognised gains and losses

	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 £m	Year ended 31 March 2004 £m
Profit attributable to shareholders	**92.5**	96.3	180.6
Exchange adjustments	**0.1**	(1.8)	(3.8)
Total recognised gains and losses relating to the period	**92.6**	94.5	176.8

Group cash flow statement

	Note	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 £m	Year ended 31 March 2004 £m
Net cash inflow from operating activities	9	**250.7**	244.4	481.1
Returns on investments and servicing of finance		**(56.8)**	(61.3)	(97.1)
Taxation		**3.2**	(3.7)	(10.1)
Capital expenditure and financial investment		**(171.7)**	(156.7)	(335.5)
Acquisitions and disposals		**-**	142.3	141.5
Equity dividends paid		**-**	-	(101.2)
Management of liquid resources		**33.2**	(89.8)	68.8
Financing		**(18.4)**	(44.6)	(122.3)
Increase in cash in the period		**40.2**	30.6	25.2

Analysis of movement in net debt

	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 £m	Year ended 31 March 2004 £m
Increase in cash in the period	**40.2**	30.6	25.2
Decrease in short term debt	**2.9**	11.0	10.1
Decrease in long term debt	**15.5**	18.9	35.6
(Decrease) increase in liquid resources	**(33.2)**	89.8	(68.8)
Currency translation differences	**(1.8)**	4.9	12.5
Movement in net debt in the period	**23.6**	155.2	14.6
Net debt at the beginning of the period	**(1,705.8)**	(1,720.4)	(1,720.4)
Net debt at the end of the period	**(1,682.2)**	(1,565.2)	(1,705.8)

Notes to the accounts

The figures for the year ended 31 March 2004 have been extracted from the statutory accounts which have been filed with the Registrar of Companies and which contained an unqualified audit report and did not include a statement under section 237 (2) or (3) of the Companies Act 1985. The financial information contained in the interim financial statements does not constitute statutory accounts as defined in section 240 of the Companies Act 1985.

The Interim Statement was approved by the board of directors on 8 December 2004.

1 Basis of preparation

The interim results have been prepared using the accounting policies disclosed in the Annual Report and Accounts 2004, except for the adoption of UITF38 which requires own shares held via an employee trust to be accounted for as a deduction from shareholders' funds, as described in note 10.

2 Segmental analysis of turnover and operating profit

	Six months ended 30 September 2004		Six months ended 30 September 2003		Year ended 31 March 2004	
	Turnover	**Operating profit**	Turnover	Operating profit	Turnover	Operating profit
	£m	**£m**	£m	£m	£m	£m
UK Regulated Water Services	**316.2**	**136.9**	300.7	127.5	604.4	252.5
US Operations	**48.6**	**17.1**	51.1	19.6	94.1	31.6
UK Service Operations						
- Group	10.2	0.6	6.1	1.0	15.3	0.5
- Associates and Joint Ventures	17.3	2.1	3.4	(0.3)	15.4	1.5
UK Service Operations Sub-Total	**27.5**	**2.7**	9.5	0.7	30.7	2.0
Keyland						
- Group	3.6	1.3	0.9	0.3	8.4	4.2
- Associates and Joint Ventures	4.4	0.9	0.4	0.3	2.8	1.0
Keyland Sub-Total	**8.0**	**2.2**	1.3	0.6	11.2	5.2
Discontinued Operations						
- Group	-	-	3.5	-	3.3	-
- WRG	-	-	78.9	8.2	78.9	8.2
	400.3	**158.9**	445.0	156.6	822.6	299.5
Corporate costs		**(2.3)**		(2.4)		(4.8)
Total: group and share of associates and joint ventures (before exceptional items)	**400.3**	**156.6**	445.0	154.2	822.6	294.7
Exceptional items						
- Share of WRG exceptional items (discontinued associate)	-	-	-	(2.5)	-	(2.5)
Total: group and share of associates and joint ventures	**400.3**	**156.6**	445.0	151.7	822.6	292.2

3 Exceptional items

An exceptional profit of £17.1m arose in the year ended 31 March 2004 from the sale of the group's investment in Waste Recycling Group plc. No taxation arose on the sale.

4 Exchange rates

The results of the group's US operations have been translated using average exchange rates ruling during the period. The results of Aquarion have been translated using an average exchange rate of $1.81 to the pound (2003: $1.62). Exchange rates used to translate assets and liabilities at the balance sheet date were $1.81 (2003: $1.66).

5 Current taxation

		Six months ended		Year ended
		30 September 2004 £m	30 September 2003 £m	31 March 2004
UK Corporation tax charge				
	- current year	**13.4**	9.3	19.9
	- adjustment in respect of prior years	**(4.9)**	-	(10.3)
Overseas taxation	- current year	**4.2**	4.5	6.0
	- adjustment in respect of prior years	**-**	-	(0.9)
Associates and joint ventures		**0.4**	-	(0.1)
		13.1	13.8	14.6

The group's current taxation charge comprises both mainstream corporation tax and overseas tax calculated at the estimated effective tax rates for the year.

6 Deferred tax

	Six months ended		Year ended
	30 September 2004 £m	30 September 2003 £m	31 March 2004 £m
Full deferred tax charge	**16.8**	16.3	35.6
Discount	**(14.5)**	(12.2)	(22.4)
Adjustments in respect of prior years	**-**	-	(2.3)
	2.3	4.1	10.9

7 Deferred tax provision

	At 30 September		At 31 March
	2004 £m	2003 £m	2004 £m
At start of period	**191.8**	183.1	183.1
Deferred tax charged to the profit and loss account	**2.3**	4.1	10.9
Exchange difference	**0.3**	(0.9)	(2.2)
Discounted provision for deferred tax	**194.4**	186.3	191.8
Undiscounted provision for deferred tax	**560.1**	528.2	542.8
Discount	**(365.7)**	(341.9)	(351.0)
Discounted provision for deferred tax	**194.4**	186.3	191.8

8 Earnings per share

The weighted average number of shares used in the calculation of basic earnings per share (EPS) is 370.3m (2003: 386.7m) and of diluted EPS is 371.8m (2003: 387.9m).

Diluted EPS adjusts basic EPS for the effect of the exercise (at their option price) of all dilutive outstanding share options under the group's sharesave schemes.

Adjusted EPS is considered by the directors to give a better indication of the group's underlying performance, and is adjusted for exceptional items (net of tax). Adjusted EPS is also presented excluding the charge for deferred tax.

9 Reconciliation of operating profit to net cash inflow from operating activities

	Six months ended		Year ended
	30 September 2004 £m	30 September 2003 £m	31 March 2004 £m
Group operating profit	**153.6**	146.0	284.0
Depreciation	**79.0**	77.9	155.9
Amortisation of goodwill	**0.5**	0.5	0.8
Release of grants and contributions	**(1.7)**	(1.7)	(3.3)
Exchange and other adjustments	**(2.4)**	10.9	35.4
Decrease (increase) in stocks	**0.1**	(0.4)	0.7
(Increase) decrease in debtors	**(13.9)**	(20.9)	4.1
Increase in creditors	**35.5**	32.1	3.5
Net cash inflow from operating activities	**250.7**	244.4	481.1

10 Reconciliation of Shareholders' Funds

	Six months ended		Year ended
	30 September 2004 £m	30 September 2003 £m	31 March 2004 £m
Shareholders' funds at start of period	**1,731.3**	1,717.3	1,717.3
Adjustments for UITF 38	**(17.0)**	(19.5)	(19.5)
Shareholders' funds at start of period (restated)	**1,714.3**	1,697.8	1,697.8
Retained profit for the period	**61.7**	65.2	80.3
Other recognised gains and losses relating to the period	**0.1**	(1.8)	(3.8)
Share buy back	**-**	(14.6)	(76.4)
Goodwill charged on disposal of WRG stake, previously written off to reserves	**-**	13.9	13.9
Share-based payments	**1.0**	0.8	2.5
Shareholders' funds at end of period	**1,777.1**	1,761.3	1,714.3

The adoption of UITF38 as described in note 1 has the effect of reducing fixed asset investments and shareholders funds by £18.7m at 30 September 2003, by £17.0m at 31 March 2004 and by £16.0m at 30 September 2004. There is no impact on the profit and loss account in the current or prior periods.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	Kelda Group plc		Christopher Charles Fisher

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	Christopher Charles Fisher		N/A

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
	N/A		Purchase

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class
	1,000		N/A		N/A		N/A

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	Ordinary shares of 15 5/9p		566.5p		8 December 2004		8 December 2004

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification
	2,000		N/A

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which options exercisable
	N/A		N/A

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved:

			class, number
	N/A		N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification
	N/A		N/A

23.	Any additional information	24.	Name of contact and telephone number for queries
	None		Philip Hudson 01274 804110

25.	Name and signature of authorised company official responsible for making this notification Lesley Bryenton Date of notification 8 December 2004